Golden Fork Corporation

8 Hermitage Way, Meadowridge

 Constantia, 7806 Western Cape, RSA

April 5, 2011

Via EDGAR & Facsimile

Max A. Webb

Division of Corporate Finance

United States Securities and

Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Golden Fork Corporation ( the “Company”)

Registration Statement on Form S-1

Filed: March 30, 2011

File No. 333-169152

Dear Mr. Webb:

I am President of the Company and write this letter on behalf of the Company. At his time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Thursday, April 07, 2011 at 2:00 p.m. Eastern Time.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does no relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

GOLDEN FORK CORPORATION

“Alida Heyer”

By:

Alida Heyer

President & C.E.O.